Mail Stop 3561

October 20, 2006

<u>By U.S. Mail</u>

Mr. Peter B. Oleksiak
Controller
DTE Energy Company
2000 2nd Avenue
Detroit, Michigan 48226

  Re: DTE Energy Company
     Form 10-K for the year ended December 31, 2005
     Filed March 8, 2006
     File No. 1-11607

Dear Mr. Oleksiak:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Jim Allegretto
      Senior Assistant Chief Accountant